Exhibit 99.1

Cenovus responds to low oil prices with reduced 2020 capital spending

Calgary, Alberta (March 9, 2020) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) is reducing its 2020 capital spending by approximately 32% in order to maintain the strength of its balance sheet. Cenovus is also temporarily suspending its crude-by-rail program and deferring final investment decisions on major growth projects. These measures are being taken in response to the recent significant decline in world benchmark crude oil prices. The company continues to work toward funding its revised capital program and current dividend within cash flow in this challenging commodity price environment.

“We have top-tier assets, one of the lowest cost structures in our industry and we’ve made significant progress in deleveraging over the past few years,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “Consistent with our commitment to balance sheet strength, we’re exercising our flexibility to reduce discretionary capital while maintaining our base business and delivering safe and reliable operations.”

2020 budget forecast
	Revised budget	Original budget[1]	% change[2]
Total capital investment ($ billions)	0.9 – 1.0	1.3 – 1.5	-32
Total oil sands production (Mbbls/d)	350 – 400	390 – 410	-6
Total production (MBOE/d)	432 – 486	472 – 496	-5
[1] Original 2020 budget announced December 10, 2019. [2] Based on the midpoint of the ranges.

As a result of Cenovus’s decision to temporarily suspend its crude-by-rail program, the company will no longer be making use of credits under Alberta’s Special Production Allowance (SPA) program. Therefore, oil sands production in 2020 is now expected to average between 350,000 barrels per day (bbls/d) and 400,000 bbls/d, approximately 6% lower than the company’s December 9, 2019 guidance for the year.

Capital originally budgeted to progress potential phase H expansions at both Christina Lake and Foster Creek to sanction-ready status this year has been put on hold, and the majority of the remaining planned capital spend at the company’s Deep Basin and Marten Hills operations has been suspended. Modest spending on engineering and permitting for a potential diluent recovery unit (DRU) will be completed, however, in the current environment, Cenovus does not intend to sanction any new projects.

Cenovus currently has liquidity of approximately $4.4 billion, including undrawn credit facility capacity and cash on hand. Under the terms of Cenovus’s committed credit facility, the company is required to maintain a debt to capitalization ratio, as defined in the agreement, not to exceed 65%. The company was well below this limit at the end of 2019, and has no near-term debt maturities.

Cenovus will continue to monitor the macro-economic and oil price environment and will look for additional opportunities to reduce operating and capital spending if necessary. The company expects to provide an updated corporate guidance document in due course.

ADVISORY

Basis of Presentation – Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent – Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this document is identified by words such as “commitment”, “committed”, “continue”, “delivering”, “exercise”, “expect”, “intend”, “maintain”, “will” or similar expressions and includes suggestions of future outcomes, including statements about: reducing capital spending and maintaining balance sheet strength; working towards funding revised capital program and current dividend within cash flow; reducing capital while maintaining base business and delivering safe and reliable operations; intentions regarding sanctioning of new projects; and all statements related to the company’s December 9, 2019 Guidance.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The assumptions on which our forward-looking information is based include: sufficient cash flow to fund the revised capital program and current dividend; our ability to reduce our 2020 oil sands production to average between

350,000 barrels per day (bbls/d) and 400,000 bbls/d; our ability to adjust the company's storage capacity within our oil sands reservoirs; the successful and timely implementation of sustaining capital expenditures; and our ability to develop, access and implement all technology necessary to achieve expected future results.

The risks and uncertainties that could cause our actual results to differ materially, include, but are not limited to: volatility of commodity prices; the accuracy of cost estimates regarding commodity prices, currency and interests rates; product supply and demand; accuracy of our share price and market capitalization assumptions; our ability to reduce production to desired levels; our ability to finance sustaining capital expenditures; our ability to maintain desirable ratios of debt to capitalization; changes in credit ratings applicable to us or any of our securities; changes in general economic, market and business conditions; the political and economic conditions in the countries in which we operate or supply; and the occurrence of unexpected events and the instability resulting therefrom.

Additional information about risks, assumptions, uncertainties and other factors that could influence Cenovus’s actual results is provided in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2019 as well as its Annual Information Form and Form 40-F for the year ended December 31, 2019 (all available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause Cenovus's actual results to differ materially from those estimated, projected, expressed, or implied by the forward-looking information. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investors Investor Relations general line 403-766-7711	Media Media Relations general line 403-766-7751

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